SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS    NEW YORK NY 10018
TEL 212 930 9700    FAX 212 930 9725    WEB WWW. SRFF.COM

January 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form 10-SB File No. 0-52193

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 4 to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed initially on August 18, 2006. One of the copies has been marked to show changes from Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

By letter dated January 10, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 3. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Registration Statement.

General

1.
We note your response to prior comment 1 of our letter dated November 9, 2006. Your initial response letter dated October 17, 2006 contained an Annex I which, in turn, described Annexes A, B and C which were to have been attached but were omitted. As previously requested, please furnish these Annexes.

Attached to this letter are the documents requested by the Staff.

2.
Please see prior comment 2 of our letter dated November 9, 2006. Our records indicate that the delinquency of Stealth MediaLabs is ongoing. As Stealth MediaLabs, a delinquent shell company, is the majority shareholder of USTelematics and you are the chief executive officer of both companies, we are concerned that USTelematics also will become a delinquent filer. In this regard, we note that your Form 10-QSB notes that your disclosure controls and procedures were ineffective as of June 30, 2006 given your “limited financial resources.” Please advise. Please further note that we had requested that disclosure of Stealth Media’s delinquency beyond that included in Mr. Leventhal’s biographical information, however, such additional disclosure has not been added. Please revise.

The Company advises the Staff supplementally that the ineffectiveness of the disclosure controls and procedures was initially caused by its limited financial resources. As previously disclosed, in December 2006, the Company completed a financing transaction in which it raised approximately $3.5 million. As a result, as detailed in the Company’s Quarterly Report on Form 10QSB for the six months ended November 30, 2006 and in the Company’s amended Quarterly Report on Form 10QSB for the three months ended August 31, 2006, the Company has taken action through the hiring of a large national accounting firm to manage its internal accounting and financial reporting systems to correct the material deficiencies that existed until November 30, 2006. The Company understands and takes seriously its obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as evidenced by the timely filing of its reports to date, notwithstanding the previously underfunded status of the Company. Accordingly, it has very intention to comply with its obligations under the Exchange Act.

In addition, the Company has added disclosures to the Registration Statement to emphasize Stealth MediaLabs’ filing delinquencies. See pages 9 and 18 of the Registration Statement.

3.
Please include disclosure in your Description of Business, Management’s Discussion and Analysis sections and Recent Sales of Unregistered Securities to of the material terms associated with your financing of December 12, 2006, including the parties involved and the security interest granted in all of your assets.

The Company has made revisions in accordance with the Staff’s comment. See pages 16 and 21 of the Registration Statement.

Item 7. Certain Relationships and Related Transactions, page 19

4.
See our prior comment 7. Since the $5,000 loan was made to the 60% shareholder in USTelematics at terms that can be described as favorable to the majority shareholder, fully disclose the loan as well as all details pertinent to a full understanding of the transaction.

The Company has added disclosures to footnote 11 to the Company’s financial statements for the quarterly period ended November 30, 2006 that are included in the Registration Statement in accordance with the Staff’s comment.

Form l0-QSB for August 31, 2006
General

5.	We are unclear why you believe that the Private Securities Litigation Reform Act is available to you. Please advise or revise.

The Company has removed the language in accordance with the Staff’s comment. The language has also been omitted from the Company Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006.

Item 3. Controls and Procedures, page 4

6.
Revise the disclosure to specify the aspects of your controls and procedures that were ineffective. Disclose what steps management plans to take to remedy the situation, including any time frame and material costs.

2

The Company has revised the disclosures. See also the Company’s response to comment No. 2.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman

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